FMR LLC
Mail: 82 Devonshire Street, V6D, Boston, MA 02109-3614
Office: 245 Summer Street, V6D, Boston, MA 02110

January 9, 2009

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

Re: Fidelity Investments Mutual Funds Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2008 – June 30, 2009

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds:

Ace American Insurance Company Policy No: DOXG21661612003
Participation: $15M x $15M

London/Novae, Pembroke Policy No: FD0804541
Participation: $10M x $30M

Endurance Specialty Insurance Ltd Policy No: P006738003
Participation: $15M x $40M

Chubb Federal Insurance Co Policy No: 8204-75-65
Participation: $10M x $55M

St. Paul Fire & Marine Insurance Company Policy: 490PB1953
Participation: $15M x $65M

Continental Casualty Company Policy No: 287042220
Participation: $10M x $80M

Axis Policy No: MNN727586/01/200
Participation: $10M x $90M

Copies of bond insurance policies that provide additional coverage in excess of the aforementioned lead policy will be filed upon receipt by FMR LLC.

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted previously and are incorporated by reference to Accession Number is 0000880195-08-000274.

Ann Barry
Director
FMR LLC
Enc.

Fidelity INVESTMENTS

ace usa

ACE USA
140 Broadway, 41st Floor
New York NY 10005

646-458-7000 *tel*
646-458-6903/6904 *fax*

www.ace-ina.com

Michael Piccolino
Vice President - Professional Risk

August 15, 2008

Paul Figliozzi
Aon Risk Services Northeast Inc
199 Water Street,30th Floor
New York, NY 10038-3551

RE:	**Insured:**	**All Fidelity Funds**
	Coverage:	Excess Mutual Fund Concentric Bond Program
	Policy No:	DOX G21661612 003
	Company Paper:	**ACE American Insurance Company**
	Policy Form:	XSBDO 001
	Policy Period:	07/01/2008 to 07/01/2009

Dear Paul,

We are pleased to enclose the original and one (1) copy of the captioned policy.

As producer of record, you are responsible for collecting and filing all necessary surplus lines taxes, fees and documentation in accordance with state surplus lines laws and/or regulations, if applicable.

Also, as a reminder, all claim notices under this policy should be provided in writing to the following address:

ACE USA Claims
P.O. Box 25159
Lehigh Valley, PA 18002-5159
Fax Number: 877-746-4641

We have reviewed the policy and trust you will find it to be in order. Should you have any questions or concerns, please advise us promptly.

Thank you for working with us on the placement of this risk. We appreciate your support and look forward to working with you in the future.

Regards,

Karol Gonzalez
Underwriting Assistant

One of the ACE Group of Insurance & Reinsurance Companies

ace usa

(ACE American Insurance Company)

BOND FORM

This Bond is issued by the stock Insurance company listed above (herein "Insurer").

DECLARATIONS

Bond No.	DOX G21661612 003	
Item 1.	Insured Company: Principal Address:	All Fidelity Funds 82 Devonshire Street, Mailstop V6D Boston, MA 02109
Item 2.	Coverage Provided:	Excess Mutal Fund Concentric Bond Program
Item 3.	Followed Bond: Insurer: Bond Number:	 National Union Fire Insurance Company of Pittsburgh, PA. 641-20-54
Item 4.	Bond Period From 12:01 A.M. 07/01/2008 To 12:01 A.M. 07/01/2009 (Local time at the address shown in Item 1.)	
Item 5.	Separate Aggregate Limit of Liability: $15,000,000 for all Loss under all Coverage combined	
Item 6.	Premium: Discovery Period Premium: 12 Months @ 150% of the Bond Period Premium	
Item 7.	Notice to Insurer:	Notice of Claim, Wrongful Act or Loss: ACE USA Claims P.O. Box 25159 Lehigh Valley, PA 18002-5159 Fax Number: 877-201-8787
	All other notices	Chief Underwriting Officer ACE USA - Professional Risk 140 Broadway, 41st Floor New York, New York 10005

Item 8. Schedule of Underlying Bonds:

Insurer	Bond Number	Limits	Bond Period
National Union Fire Insurance Company of Pittsburgh, PA.	641-20-54	$15,000,000	07/01/2008 – 07/01/2009

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE BOND FORM ATTACHED HERETO, CONSTITUTE THE BOND.

Date: 08/15/08
MO/DAY/YR.

JOHN J. LUPICA, President
Authorized Representative

EXCESS BOND POLICY

I. INSURING CLAUSE

In consideration of the payment of the premium and in reliance upon all statements made in the application including the information furnished in connection therewith, and subject to all terms, definitions, conditions, exclusions and limitations of this Bond, the Insurer agrees to provide Bond coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Bond, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after the insurers of the Underlying Policies shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the deductible, if any, applicable to the primary Underlying Bond. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this Bond with respect to all Loss on account of all Claims in the Bond Period irrespective of the time of payment by the Insurer.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurers of the Underlying Policies paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Bond shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary Bond; provided always that in the latter event this Bond shall only pay excess of the deductible applicable to the exhausted primary Underlying Bond, which deductible shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Bond.

C. Notwithstanding any of the terms of this Bond which might be construed otherwise, this Bond shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

III. DEFINITIONS

A. The terms "Claim" and "Loss" have the same meanings in this Bond as are attributed to them in the Followed Bond. The terms "Insurer", "Followed Bond", "Underlying Policies", "Bond Period" and "Aggregate Limit of Liability" have the meanings attributed to them in the Declarations.

B. The term "Insureds" means those individuals and entities insured by the Followed Bond.

C. The term "Bond Period" means the period set forth in Item 4 of the Declarations, subject to prior termination.

D. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the deductible, if any, applicable to the primary Underlying Bond.

IV. UNDERLYING BOND

A. This Bond is subject to the same representations as are contained in the Application for any Underlying Bond and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the Bond period and except as otherwise provided herein) as are contained in or as may be added to the Followed Bond and, to the extent coverage is further limited or restricted thereby, to any other Underlying Policies. In no event shall this Bond grant broader coverage than would be provided by any of the Underlying Policies.

B. It is a condition of this Bond that the Underlying Policies shall be maintained in full effect with solvent insurers during the Bond Period except for any reduction or exhaustion of the aggregate limits contained therein by reason of Loss paid thereunder (as provided for in Section II (B) above). If the Underlying Policies are not so

maintained, the Insurer shall not be liable under this Bond to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Bond Period the terms, definitions, conditions, exclusions or limitations of the Followed Bond are changed in any manner, the Insureds shall as a condition precedent to coverage under this Bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This Bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

D. As a condition precedent to coverage under this Bond, the Insureds shall give to the Insurer as soon as practicable written notice and the full particulars of (i) the exhaustion of the aggregate limit of liability of any Underlying Bond, (ii) any Underlying Bond not being maintained in full effect during the Bond Period, or (iii) an insurer of any Underlying Bond becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

V. GENERAL CONDITIONS

A. Application of Recoveries: All recoveries or payments recovered or received subsequent to a Loss settlement under this Bond shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insureds and the Insurer, provided always that the foregoing shall not affect the time when Loss under this Bond shall be payable.

B. Notice: All notices under this Bond shall be given as provided in the Followed Bond and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Cooperation: The Insureds shall give the Insurer such information and cooperation as it may reasonably require.

D. Claim Participation: The Insurer shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

E. Changes and Assignment: Notice to or knowledge possessed by any person shall not effect waiver or change in any part of this Bond or estop the Insurer from asserting any right under the terms of this Bond. The terms, definitions, conditions, exclusions and limitations of this Bond shall not be waived or changed, and no assignment of any interest under this Bond shall bind the Insurer, except as provided by endorsement issued to form a part hereof, signed by the Insurer or its authorized representative.

F. Headings: The descriptions in the headings and sub-headings of this Bond are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

Named Insured **All Fidelity Funds**			Rider Number **1**
Policy Symbol **DOX**	Policy Number **G21661612 003**	Policy Period **07/01/2008 to 07/01/2009**	Effective Date of Endorsement **07/01/2008**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

SIGNATURES

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD FIRE AND MARINE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE INDEMNITY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE AMERICAN INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE PROPERTY AND CASUALTY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

PACIFIC EMPLOYERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE FIRE UNDERWRITERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

George D Mulligan
GEORGE D. MULLIGAN, Secretary

JOHN J. LUPICA, President

WESTCHESTER FIRE INSURANCE COMPANY
1325 Avenue of the Americas, 19th Floor, New York, NY 10019

George D Mulligan
GEORGE D. MULLIGAN, Secretary

Dennis A. Crosby Jr.
DENNIS A. CROSBY, JR., President

JOHN J. LUPICA, President

Authorized Agent

CC-1K11e (02/06) Ptd. in U.S.A.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **All Fidelity Funds**			Rider Number **2**
Policy Symbol **DOX**	Policy Number **G21661612 003**	Policy Period **07/01/2008 to 07/01/2009**	Effective Date of Endorsement **07/01/2008**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

EXCESS ENDORSEMENT

In consideration of the premium paid, Section IV, **UNDERLYING INSURANCE**, subsection C is amended by adding the following:

If the terms, definitions, conditions, exclusions or limitations of the Followed Policy are changed in any manner during the Policy Period of this policy, or differ in any respect from the binders for such Followed Policy:

1. It is a condition precedent to coverage under this policy that the Insureds give to the Insurer written notice as soon as practicable of the full particulars thereof. If such written notice is not provided, such changes shall not apply to this Policy. If such written notice is provided,
2. Such changes shall apply to this policy upon the effective date of the changes to the Followed Policy only if the Insureds pay any reasonable additional premium required by the Insurer.

All other terms and conditions remain unchanged.

JOHN J. LUPICA, President
Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Rider Number
All Fidelity Funds			3
Policy Symbol DOX	Policy Number G21661612 003	Policy Period 07/01/2008 to 07/01/2009	Effective Date of Endorsement 07/01/2008
Issued By (Name of Insurance Company) ACE American Insurance Company			

ABSOLUTE TIE IN OF LIMITS ENDORSEMENT

It is agreed that Section II, **LIMITS OF LIABILITY**, is amended by adding the following subsection:

- Notwithstanding any of the terms of this Policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this Policy and all other policies listed below, or any direct or indirect renewal or replacement thereof ("Other Policies"), combined, shall be $15,000,000. This is a sublimit which further limits and does not increase the Insurer's Limit of Liability otherwise set forth under this Policy or the Other Policies.

Other Policies:

Insurance Company	Named Insured	Policy Number
Illinois Union Insurance Company	FMR Corp.	EON G21661946 006
ACE American Insurance Company	FMR Corp. (All Fidelity Funds)	DOX G21661909 006

All other terms and conditions of this Policy remain unchanged.

JOHN J. LUPICA, President

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **All Fidelity Funds**			Rider Number 4
Policy Symbol **DOX**	Policy Number **G21661612 003**	Policy Period **07/01/2008 to 07/01/2009**	Effective Date of Endorsement **07/01/2008**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

UNDERLYING INSURER OR INSUREDS LIABLE TO PAY ENDORSEMENT

It is agreed that this Policy is amended as follows:

A. The first sentence of Section II, **LIMIT OF LIABILITY**, subsection A, is deleted in its entirety and the following is inserted:

It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies; or
2. the Insureds: (a) pursuant to an agreement with the insurer(s) of the Underlying Policies; or (b) because of the financial insolvency of the insurer(s) of the Underlying Policies;

shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

B. Section II, **LIMIT OF LIABILITY**, subsection B, is deleted in its entirety and the following is inserted:

In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurer(s) of the Underlying Policy paying, or the Insureds, pursuant to subsection A above, paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this Policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

C. Section IV, **UNDERLYING INSURANCE**, is amended by adding the following subsection:

- Notwithstanding anything in this Policy to the contrary, in the event any insurer of an Underlying Policy reaches an agreement with the Insureds for such insurer to pay covered Loss in an amount less than such insurer's limit of liability, the Insurer of this Policy shall not be liable for any greater percentage of Loss under this Policy than such insurer of such Underlying Policy is liable for, subject to the Aggregate Limit of Liability set forth in the Declarations and the remaining terms and conditions of this Policy. The Insureds agree to provide to the Insurer of this Policy a copy of such agreement. The Insurer of this Policy shall recognize payment by the Insureds pursuant to an agreement between the Insured and the insurer(s) of the Underlying Policies only if such agreement is limited to issues of coverage under such Underlying Policies, and no other coverage issues, premium amounts, terms or conditions of any other policy.

D. Section III, **DEFINITIONS**, is amended by adding the following:

- "Financially Insolvent" means the status of an insurer resulting from (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the insurer, or (2) the insurer becoming a debtor-in-possession.

All other terms and conditions of this Policy remain unchanged.

JOHN J. LUPICA, President
Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Rider Number
All Fidelity Funds			**5**
Policy Symbol **DOX**	Policy Number **G21661612 003**	Policy Period **07/01/2008 to 07/01/2009**	Effective Date of Endorsement **07/01/2008**
Issued By (Name of Insurance Company) **ACE American Insurance Company**			

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.

All other terms and conditions of policy remain unchanged.

JOHN J. LUPICA, President
Authorized Agent

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ace usa

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Policy Number: FD0804541

COPY

AON

Contract Document

ALL FIDELITY FUNDS

1 July 2008 to 1 July 2009



London
8 Devonshire Square
London
EC2M 4PL

Tel +44 (0) 20 7623 5500
Fax +44 (0) 20 7621 1511

This Contract Document has been signed For and on behalf of Aon Limited on the date specified herein by:

Account Executive
AON GLOBAL
AON LIMITED

Dated in London:

Executive Director / Authorised Signatory
AON GLOBAL
AON LIMITED

Dated in London:

SR 30/09/08 01

Policy Number: FD0804541

AON

Introduction

Confirmation of Order:

We thank you for your firm order in respect of the coverage outlined below, which we have bound with Underwriters. Would you please check this document in every detail and advise us immediately if the coverage provided does not conform with your instructions.

Our commitment to Service Quality:

As part of our commitment to continual improvement we welcome any comments you may have on the service provided. Please contact Aon Global Service Quality team on ***APRQM@aon.co.uk***.

Important Notices

Aon Professional Risks Lines Clause

This Contract Document shall indemnify the Assured for the risks and liabilities stated in the wording attached, which is hereby incorporated in and forms part of this Contract Document.

This Contract Document being for 100%, Underwriters hereon accept their pro rata proportion of:

(i) any loss, whether total or partial;

(ii) associated expenses, if any, and

(iii) the premium;

all as more fully specified in the wording attached hereto which is hereby incorporated in and forms part of this Contract Document.

The percentages signed in the Table are percentages of 100% of the amount(s) of insurance stated herein.

Premium Payment Warranty Notice:

Your attention is drawn to the terms of the Premium Payment Warranty and/or Prompt Payment Discount contained under **Payment Terms** within the schedule.

Policy Number: FD0804541

Schedule

Unique Market Reference	B0823FD0804541
Type	Excess Financial Institutions Bond Insurance only as further described in the underlying Primary Policy issued by AISLIC
Name of Assured	ALL FIDELITY FUNDS AND AS MORE FULLY DESCRIBED IN THE UNDERLYING PRIMARY POLICY UNDERWRITTEN BY AMERICAN INTERNATIONAL SPECIALTY LINES INSURANCE COMPANY
Principal Address	82 Devonshire Street, Mailstop V6D, Boston, Massachusetts 02109, United States of America
Period of Insurance	From: 1 July 2008 To: 1 July 2009 Both days at 12.01 a.m local standard time at the principal address of the Assured.
Policy Limits	USD10,000,000 any one loss/claim and in the aggregate for the period Excess of: USD30,000,000 any one loss/claim and in the aggregate for the period Which in turn is in excess of various deductibles as detailed more fully in the underlying Primary AISLIC Policy Number 641-20-54
Interest	Excess Financial Institutions Bond Insurance
Loss to be notified to	Underwriters at Aon Limited, 8 Devonshire Square, London, EC2M 4PL.
Person(s) nominated to accept Service of Process	Mendes & Mount.
Claims Payable	USD
Situation	Worldwide
Conditions	Aon Short Excess Form to follow all other terms and conditions except as specifically amended herein as and to follow the underlying Primary Policy issued by the American International Specialty Lines Insurance Company
Supplemental Clauses	War And Terrorism Exclusion - NMA2918 Premium Payment Warranty - 67 days Special Cancellation Clause

AON

	Claims Notification Clause
	Toxic Mould, Asbestos and Lead Exclusion
	Service of Suit (U.S.A.)
	Interlocking Clause (Funds PI/D&O and Funds Crime) - wording to be agreed
	Interlocking Clause (Funds and Funds Bond limit part of and not in addition to the Corp and Funds limits - wording to be agreed)
	Effective 1st August limit part of and not in addition follow Go Forward Funds/ Crime Primary Programme
	U.S Terrorism Risk Insurance Act of 2002 As Amended New & RenewalBusiness Endorsement LMA5091
	Tie-In of Limits
Choice of Law and Jurisdiction	Any dispute concerning the interpretation of the terms, conditions, limitations and/or exclusions contained in this policy is understood and agreed by both the (re)insured and the (re)insurers to be subject to the law of the State of Massachusetts of the United States of America. Each party agrees to submit to the jurisdiction of the United States of America to comply with all requirements necessary to give such court jurisdiction.
Premium	USD
	Plus TRIA USD
Payment Terms	67 days
Taxes payable by (Re)Insured and administered by Insurers	None
Recording, Transmitting and Storing Information	Aon Limited may retain risk and claim data / information / documents electronically, and where this is done these documents shall be regarded with the same legal effect as the original documents.

A.W.G.S. EXCESS WORDING (amended)

(COSTS INCLUSIVE)

To indemnify the Assured for

(i) Loss or Losses (as fully defined in the Underlying Policy(ies) sustained by the Assured, or

(ii) Claim or Claims (as more fully defined in the Underlying Policy(ies)) first made against the Assured during the Policy Period hereon, or

(iii) legal costs and expenses incurred in the defence or settlement of such Loss or Losses,

during the period of insurance hereon up to this Policy's amount of liability (as specified in the Schedule) in the Schedule, in excess of the Underlying Policy/ies limits (as specified in the Schedule) in the aggregate, the latter amount being the subject of Indemnity Policy/ies (as specified in the Schedule) or any Policy/ies issued in substitution or renewal thereof for the same amount effected by the Assured and hereinafter referred to as "the Underlying Policy/ies".

1. Liability to pay under this Policy shall not attach unless and until the Underwriters of the Underlying Policy/ies and/or the Assuredsshall have paid and/or Underwriters or the Assured have admitted liability or have been held liable to pay, the full amount of their indemnity inclusive of costs and expenses.

2. Subject to paragraph one above, it is a condition of this Policy that the Underlying Policy/ies shall be maintained in full effect during the currency of this Policy except for any reduction or exhaustion of the aggregate limits contained therein solely by payment of claims or of legal costs and expenses incurred in defence or settlement of such claims.

3. If by reason of the payment of any Claim or Claims or legal costs and expenses by the Underwriters of the Underlying Policy/ies and/or the Assureds during the Policy Period hereon, the amount of indemnity provided by such Underlying Policy/ies is:-

   (a) Partially reduced, then this Policy shall apply in excess of the reduced amount of the Underlying Policy/ies for the remainder of the Policy Period hereon;

   (b) Totally exhausted, then this Policy shall continue in force as Underlying Policy until expiry hereof.

4. In the event of a loss or claim arising to which the Underwriters hereon may be liable to contribute, no costs shall be incurred on their behalf without their consent being first obtained (such consent not to be unreasonably withheld). No settlement of a loss or claim shall be effected by the Assured for such a sum as will involve this Policy without the consent of Underwriters hereon.

5. All recoveries or payments recovered or received subsequent to a loss settlement under this Policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Assured and the Underwriters provided always that nothing in this Policy shall be construed to mean that loss settlements under this Policy are not payable until the Assured's ultimate net loss has been finally ascertained.

6. Except as otherwise provided herein this Policy is subject to the same terms, exclusions, conditions and definitions as the Underlying Policy(ies). No amendment to the Underlying Policy(ies) during the period of this Policy shall be effective in extending the scope of this Policy until agreed in writing by the Underwriters.

Policy Number: FD0804541

The following clause(s) attach to and form part of the contract.

WAR AND TERRORISM EXCLUSION ENDORSEMENT

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

   For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the Insurers allege that by reason of this exclusion, any loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the Insured.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

PREMIUM PAYMENT WARRANTY
(amended to 67 days)

IT IS WARRANTED that all Premiums due to the Underwriters under this Policy are paid within 67 days from Inception.

Non-receipt by Underwriters of such premiums by Midnight on the Premium Due date shall render this Insurance Policy void with effect from Inception.

LSW 585

207CR

SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

(a) ceases underwriting (wholly) or formally announces its intention to do so; or

(b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

(c) has its authority to carry on insurance business withdrawn or modified; or

the Assured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk, subject to full release of liability from the Assured.

All other terms, conditions and limitations remain unaltered.

CLAIMS NOTIFICATION CLAUSE

All claims and/or circumstances notified to the underlying AISLIC policy are to be simultaneously notified to the Leading Underwriter hereon.

AON

TOXIC MOULD, ASBESTOS AND LEAD EXCLUSION

It is understood and agreed that in respect of Professional Liability this Policy does not apply:

1. to Loss incurred in connection with any claim directly or indirectly arising out of, resulting from or in any way related to Fungi, whether or not there is another cause of loss which may have contributed concurrently or in any sequence to such loss; provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

   Fungi as utilised herein shall mean any fungus or mycota or any byproduct or type of infestation produced by such fungus or mycota, including but not limited to, mould, mildew, mycotins, spores, or any biogenic aerosols.

2. to loss incurred in connection with any claim directly or indirectly arising out of, resulting as a consequence of, or related to the manufacture, mining, processing, distribution, testing, remediation, removal, storage, disposal, sale, use of, or exposure to asbestos or materials or products containing asbestos, whether or not there is another cause of Loss which may have contributed concurrently or in any sequence to such Loss, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

3. to loss incurred in connection with any claim based upon, arising from, or in any way attributable to lead or lead contained products, provided, however, that this exclusion shall not apply to loss incurred as a result of wrongful acts solely in connection with any investment by an Assured on behalf of a customer or client in the stock of any entity experiencing any of the foregoing activities.

All other terms and conditions remain unaltered.

SERVICE OF SUIT CLAUSE (U.S.A.)

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon at the request of the Insured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any State in the United States.

It is further agreed that service of process in such suit may be made upon Mendes & Mount, 750 Seventh Avenue, New York, New York 10019-6829, and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above referred to Service of Process Nominee is authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Insured (or Reinsured), to give a written undertaking to the Insured (or Reinsured), that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Insured (or Reinsured), or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

24/4/86
269EA/NMA1998

It is agreed that this insurance is governed by the laws of the State of Massachusetts.

All other terms and conditions remain unchanged.

Policy Number: FD0804541

AON

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended as summarized in the disclosure notice.

It is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2014, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5091
21/12/2007
Form approved by Lloyd's Market Association

Policy Number: FD0804541

AON

TIE-IN OF LIMITS

Effective, August 1, 2008 **the tie-in of limits between** this **Funds Bond Policy** *[i.e., the Funds Bond Policy effective on July 1, 2008]* **and the Funds Professional Policy No. FD0804539 [the Funds Professional Runoff Policy (also effective July 1, 2008)] shall be deleted in its entirety. However, this Funds Bond Policy shall attach to Funds Professional Policy No. FD0806446 [the Funds Professional Go-Forward Policy (effective August 1, 2008)] for the duration of the policy period.**

Policy Number: FD0804541

AON

Signing Schedule

INSURER'S LIABILITY:

LMA3333

(Re)insurer's liability several not joint
The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

Proportion of liability
Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line".

Where this contract permits, written lines, or certain written lines, may be adjusted ("signed"). In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

ORDER HEREON: 100% of 100%

SIGNING PROVISIONS:
Where the written lines hereon exceed 100% of the order, any lines written "to stand" are allocated in full and all other lines are signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the insurers.

However:

a) in the event that the placement of the order is not completed by the commencement date of the period of insurance then all lines written by that date are signed in full;

b) the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of insurance, by the documented agreement of the insured and all insurers whose lines are to be varied. The variation to the contracts will take effect only when all such insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

Placed With:

100.0000%	CERTAIN UNDERWRITERS AT LLOYD'S (as per schedule)
100.0000%	Order Hereon

Schedule of Lloyd's Underwriters

OFFICE ADDRESS: LLOYD'S OF LONDON, ONE LIME STREET, LONDON, EC3M 7HA, UNITED KINGDOM

Share	Pseudonym	Syndicate No
40.0000%	NVA Head Office Address: Novae Syndicates Ltd, 71 Fenchchurch Street, London, EC3M 4HH	2007
60.0000%	PEM	4000
100.0000%	Order Hereon	

Duty to disclose Material Information:

Material Information is information that would influence an insurer in deciding whether a risk is acceptable and, if so, the premium, terms and conditions to be applied. Failure to disclose such information could result in the policy being rendered void so that ***claims would not be paid***.

The duty of disclosure is re-imposed when there are changes or variations in cover and when the policy is renewed or extended. In addition, changes which substantially increase the risk, or relate to compliance with a warranty or condition in the policy must be notified at once.

To ensure that cover is not prejudiced, please refer to Aon if there is any doubt as to what information needs to be disclosed.

This document has been prepared by Aon Ltd in its capacity as the broker who placed this contract. Aon Ltd is not an insurer or reinsurer of this contract.

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claim Matters Only: Facsimile: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

NOTICE: PLEASE READ CAREFULLY

The Policy shall follow all the terms and conditions of the Followed Form except as stated, herein. Terms defined in the Followed Form are used herein with the meaning assigned to them in the Followed Form unless otherwise indicated

DECLARATIONS

POLICY NO.: P006738003
Renewal of: P006738002

ITEM 1. NAMED INSURED: All Fidelity Funds
ADDRESS: 82 Devonshire Street, Mail Zone V6D
Boston, MA 02109, USA

ITEM 2. POLICY PERIOD:

From: July 1, 2008 To: July 1, 2009
(12:01 A.M. at the address stated in Item 1.)

ITEM 3. LIMIT OF LIABILITY: US$ 15,000,000 Aggregate
(Including Defense Costs)

EXCESS OF TOTAL UNDERLYING LIMITS OF: US$ 40,000,000 Aggregate

ITEM 4. FOLLOWED FORM:

Issued By: National Union Fire Insurance Company of Pittsburgh, PA
Policy No.: 641-20-54
Policy Period: From: July 1, 2008 To: July 1, 2009
(12:01 A.M. standard time at the address stated in Item 1.)

Limits of Liability: US$ 15,000,000
Coverage: Mutual Fund Concentric Bond

Date of Issuance - October 31, 2008
ESIL PI-XS-02 Declaration
Ed. (2/07)

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
Wellesley House, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
Telephone: 441-278-0400
Facsimile: 441-296-1474
For Claim Matters Only: Facsimile: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM
EXCESS LIABILITY INSURANCE POLICY

NOTICE: PLEASE READ CAREFULLY

DECLARATIONS (Continued) **POLICY NO.:** P006738003

ITEM 5. PENDING & PRIOR LITIGATION DATE: N/A
This policy is intended to follow the Pending & Prior Litigation Exclusion of the Followed Form, subject to the date indicated in Item 5 of the Declarations

ITEM 6.	PREMIUM:	US$
	COMMISSION:	0%

ITEM 7.	**A.**	DISCOVERY PERIOD PREMIUM:	150% of Premium indicated in Item 6
	B.	DISCOVERY PERIOD:	1 Year

ITEM 8. ADDRESS OF INSURER FOR ALL NOTICES UNDER THIS POLICY:

ENDURANCE SPECIALTY INSURANCE LTD
ATTN: CLAIMS DEPARTMENT
THE WELLESLEY HOUSE, 90 PITTS BAY ROAD
PEMBROKE HM08, BERMUDA
ECLAIMS@ENDURANCE.BM OR FACSIMILE: 441-296-5151

ITEM 9. ENDORSEMENTS AT ISSUANCE: 2

ITEM 10. REPRESENTATIVE OF THE INSURED: Aon (Bermuda) Ltd
Cumberland House
One Victoria Street
Hamilton, Bermuda

The insurer hereby causes this Policy to be signed on the Declarations page by a duly authorized representative of the Insurer

Authorized Representative

Date of Issuance - October 31, 2008
ESIL PL-XS 02 Declaration
Ed. (3/07)

Endurance

Endurance Specialty Insurance Ltd.
(Hereinafter referred to as the "Insurer")
The Wellesley House, 90 Pitts Bay Road, Pembroke HM08, Bermuda
Telephone: 441-278-0400 Facsimile: 441-296-1474
For Claims Matters Only: ECLAIMS@ENDURANCE.BM

BERMUDA FOLLOW FORM EXCESS LIABILITY INSURANCE POLICY

In consideration of premium paid and subject to the Declarations and endorsements made a part hereof and the terms, conditions and limitations set forth herein and therein, ENDURANCE SPECIALTY INSURANCE LTD (herein referred to as the "Insurer") agrees as follows:

I. INSURING CLAUSE

The Insurer shall pay the Insured as defined in the Followed Form (also referred to herein as the "Insured") for loss by reason of exhaustion by payments of all underlying limits of all underlying policies as are on file with the Insurer (henceforth "Underlying Policies"), by the underlying insurers issuing such Underlying Policies or the Insureds, subject to:

A the terms and conditions of the Followed Form as in effect the first day of the Policy Period:

B the Limit of Liability as stated in Item 3 of the Declarations; and

C the terms and conditions of, and the endorsements attached to, this policy

Notwithstanding the above, this policy shall not provide coverage broader than that provided by all Underlying Policies, or any policy issued by any participating quota share insurer, unless such broader coverage is specifically agreed to by the Insurer herein or in a written endorsement attached hereto

II. TERMS AND CONDITIONS

A PUNITIVE DAMAGES COVERAGE

This policy shall cover punitive damages to the same extent punitive damages are covered under the Followed Form; provided, however, if the Followed Form coverage for punitive damages is solely contingent on the insurability of such damages under applicable law then this policy shall provide coverage for punitive damages

B LOSS PROVISIONS

1 This policy shall follow the notice of claim provisions of the Followed Form, except as stated otherwise herein

2 Notice hereunder shall be given to the Insurer at the address indicated in Item 8 of the Declarations

3. The Insured shall give the Insurer such information, assistance and cooperation as the Insurer may reasonably request and as shall be in the Insured's power and shall do nothing that may prejudice the Insurer's position or potential rights of recovery

4. The Insurer shall maintain full and complete claims control as respects its portion of any claims or losses arising under the policy The Insurer shall investigate, adjust, and settle its portion of such claims or losses Only those settlements, stipulated judgments and defense costs which have been consented to by the Insurer, which consent shall not be unreasonably withheld, shall be recoverable as loss under the terms of this policy

C. REPRESENTATIONS AND WARRANTY STATEMENTS

It is a condition precedent to the Insurer's obligations under this policy, and the Insured agrees, that all applications, warranty statements, together with attachments and any other materials submitted for this policy and any Underlying Policy, shall be deemed attached to and made a part of this policy

D. FOLLOWING FORM

1. This policy, except as stated herein, is subject to all terms, conditions, agreements and limitations of the Followed Form in all respects as if in effect on the date hereof The Named Insured shall furnish to the Insurer copies of all proposed rewrites or changes by endorsement or otherwise to the Followed Form as soon as reasonably practicable The Named Insured agrees that should any change to the Followed Form be made by rewrite, endorsement or otherwise, this policy shall not be changed without the written consent of the Insurer, which consent shall be at the sole discretion of the Insurer. Any subsequent issuance of an endorsement reflecting such change shall also be at the sole discretion of the Insurer. It is further agreed, should any change of this policy be approved, then the premium hereon may be adjusted accordingly.

2. In the event of the depletion of the limits of liability from any of the Underlying Policies, solely as a result of payment of losses thereunder by either the underlying insurer issuing such underlying policy or the Insureds, this policy shall, subject to the Limit of Liability set forth in Item 3 of the Declarations and to the other terms of this policy, continue to apply for subsequent losses as excess insurance over the amount of insurance remaining under any such Underlying Policy In the event of the exhaustion of all the limits of liability of all Underlying Policies, solely as a result of payment of losses thereunder by the underlying insurers issuing such Underlying Policies or the Insureds, the remaining limits available under this policy shall, subject to the Limit of Liability as set forth in Item 3 of the Declarations and to the other terms of this policy, continue for subsequent losses as primary insurance and any retention specified in any of such Underlying Policies shall be imposed under this policy

3. The Insurer's obligations under this policy shall not be increased, expanded or otherwise changed, nor shall the Insurer drop down or make any payment by reason of the receivership, insolvency, or inability or refusal to pay of any underlying insurer, the cancellation of any of the Underlying Policies or the existence of any state amendatory endorsement, any service of suit, clause or endorsement, or a sub-limit of liability in any of the Underlying Policies. In the event of the receivership, insolvency, or inability or refusal to pay of any underlying insurer, or the cancellation of any of the Underlying Policies, the Insured may pay any losses otherwise payable under such Underlying Policy and such payments by the Insured shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy In the event a state amendatory endorsement or a sub-limit of liability exists in any of the Underlying Policies, any payments of loss that are subject to such an amendatory or sub-limit shall be deemed to apply toward exhaustion of the limits of liability of such Underlying Policy for purposes of coverage under this policy

E CANCELLATION CLAUSE

This policy shall follow the cancellation terms of the Followed Form

F DISCOVERY PERIOD

Subject to the Discovery Period Premium and Discovery Period indicated in Item 7 of the Declarations, the Insured shall be entitled to a Discovery Period pursuant to the terms and conditions of the Followed Form The Discovery Period shall not be available unless the Insured has elected the Discovery Period in all Underlying Policies and has provided proof thereof to the Insurer The Limit of Liability or remaining part thereof for the Discovery Period shall be part of, and not in addition to, the Limit of Liability for the Policy Period The Discovery Period is not cancelable The additional premium for the Discovery Period shall be fully earned at inception of the Discovery Period

G ARBITRATION

Any and all disputes arising under or relating to this policy, including its formation and validity, and whether between the Insurer and the Insured or any person or entity deriving rights through or asserting rights on behalf of the Insured, shall be finally and fully determined in Hamilton, Bermuda under the provisions of The Bermuda International Conciliation and Arbitration Act of 1993 (exclusive of the Conciliation Part of such Act), as may be amended and supplemented, by a Board composed of three arbitrators to be selected for each controversy as follows:

Either party to the dispute, once a claim or demand on its part has been denied or remains unsatisfied for a period of twenty (20) calendar days by the other party, may notify the other party of its desire to arbitrate the matter in dispute and at the time of such notification the party desiring arbitration shall notify the other party of the name of the arbitrator selected by it. The other party who has been so notified shall within ten (10) calendar days thereafter select an arbitrator and notify the party desiring arbitration of the name of such second arbitrator If the party notified of a desire for arbitration shall fail or refuse to nominate the second arbitrator within ten (10) calendar days following the receipt of such notification, the party who first served notice of a desire to arbitrate will, within an additional period of ten (10) calendar days, apply to the Supreme Court of Bermuda for the appointment of the second arbitrator and in such a case the arbitrator appointed by the Supreme Court of Bermuda shall be deemed to have been nominated by the party who failed to select the second arbitrator The two arbitrators, chosen as above provided, shall within ten (10) calendar days after the appointment of the second arbitrator choose a third arbitrator Upon acceptance of the appointment by said third arbitrator, the Arbitration Board for the controversy in question shall be deemed fixed

The Arbitration Board shall fix, by a notice in writing to the parties involved, a reasonable time and place for the hearing and may in said written notice or at the time of the commencement of said hearing, at the option of said Arbitration Board, prescribe reasonable rules and regulations governing the course and conduct of said hearing

The Board, shall, within ninety (90) calendar days following the conclusion of the hearing, render a decision on the matter or matters in controversy in writing and shall cause a copy thereof to be served on all parties thereto In case the Board fails to reach a unanimous decision, the decision of the majority of the members of the Board shall be deemed to be the decision of the Board

Each party shall bear the expense of its own arbitrator The remaining cost of the arbitration shall be borne equally by the parties to such arbitration

All awards made by the Arbitration Board shall be final and no right of appeal shall lie from any award rendered by the Arbitration Board. The parties agree that the Supreme Court of Bermuda: (i) shall not grant leave to appeal any award based upon a question of law arising out of the award; (ii) shall not grant leave to make an application with respect to an award; and (iii) shall not assume jurisdiction upon any application by a party to determine any issue of law arising in the course of the arbitration proceeding, including but not limited to whether a party has been guilty of fraud.

All awards made by the Arbitration Board may be enforced in the same manner as a judgment or order from the Supreme Court of Bermuda and judgment may be entered pursuant to the terms of the award by leave from the Supreme Court of Bermuda.

No person or organization shall have any right under this policy to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by the Insured or their legal representatives. The Insurer and the Insured agree that in the event that claims for indemnity or contribution are asserted in any action or proceeding against the Insurer by any of the Insured's other insurers in a jurisdiction or forum other than that set forth in this clause, the Insured will in good faith take all reasonable steps requested by the Insurer to assist the Insurer in obtaining a dismissal of these claims (other than on the merits). The Insured will, without limitation, undertake to the court or other tribunal to reduce any judgment or award against such other insurers to the extent that the court or tribunal determines that the Insurer would have been liable to such insurers for indemnity or contribution pursuant to this policy. The Insured shall be entitled to assert claims against the Insurer for coverage under this policy including, without limitation, for amounts by which the Insured reduced judgment against such other insurers in respect of such claims for indemnity or contribution, in an arbitration between the Insurer and the Insured pursuant to this clause; provided, however, that the Insurer in such arbitration in respect of such reduction of any judgment shall be entitled to raise any defenses under this policy and any other defenses (other than jurisdictional defenses) as it would have been entitled to raise in the action or proceeding with such insurers.

H. CHOICE OF LAW

This policy shall be construed and enforced in accordance with the internal laws of The State of New York (with the exception of the procedural law required by paragraph G above, which shall be construed and enforced in accordance with the laws of Bermuda), except insofar as such laws may prohibit payment hereunder in respect of punitive damages; provided, however, that, notwithstanding any legal principles to the contrary, the warranties, terms, conditions, exclusions and limitations of this policy are to be construed in an evenhanded fashion between the Insured and the Insurer.

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its Chairman, Chief Executive Officer and President.

KENNETH J. LESTRANGE
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Endorsement No: 1
This endorsement, effective: July 1, 2008
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: **P006738003**
Issued to: All Fidelity Funds
by: Endurance Specialty Insurance Ltd

ENDORSEMENT

It is agreed that this policy and the Excess Mutual Fund Concentric Policy (the "Other Policy"), as further described in Item 5 below, share a single Limit of Liability as follows:

1. The Insurer's maximum Limit of Liability available for all loss under this policy and the Other Policy will not, in the aggregate, exceed the maximum Limit of Liability shown in Item 5 below.

2. Any payment of loss made under the Other Policy will reduce the maximum aggregate Limit of Liability available for all loss as described in Item 1 above.

3. If the Insurer shall have paid loss as described in Items 1 and/or 2 above in an aggregate amount equaling the maximum Limit of Liability, then any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

5. If any term, condition or limitation of this endorsement conflicts with any term, condition or limitation of this policy, then the term, condition or limitation of this endorsement shall govern.

Other Policy No.: P001217006
Other Policy issued to: All Fidelity Funds
Policy Limit: US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance: October 31, 2008

Endorsement No: 2
This endorsement, effective: July 1, 2008
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: **P006738003**
Issued to: All Fidelity Funds
by: Endurance Specialty Insurance Ltd.

ENDORSEMENT

It is agreed that this policy and the Excess netAdvantage Policy (the "Other Policy"), as further described in Item 6 below, share a single Limit of Liability as follows:

1. The Insurer's maximum Limit of Liability available for all loss under this policy and the Other Policy will not, in the aggregate, exceed the maximum Limit of Liability shown in Item 6 below.

2. Any payment of loss made under the Other Policy will reduce the maximum aggregate Limit of Liability available for all loss as described in Item 1 above.

3. If the Insurer shall have paid loss as described in Items 1 and/or 2 above in an aggregate amount equaling the maximum Limit of Liability, then any and all obligations of the Insurer under this policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this policy.

4. Payment of any loss as described in Items 1 or 2 above shall not erode the Limit of Liability available under Endurance Specialty Insurance Ltd. Policy No. P001214006 (Corporate Concentric). However, this does not apply to any loss as described in Items 1 or 2 above which also involves Endurance Specialty Insurance Ltd. Policy No. P001214006 (Corporate Concentric).

5. Nothing in this endorsement is intended, nor shall be construed, to obligate or require the Insurer to pay loss under this policy in excess of the Limit of Liability set forth under Item 3 of the Declarations of this policy.

Date of Issuance: October 31, 2008

Endorsement No: 2
This endorsement, effective: July 1, 2008
(at 12:01 A.M. prevailing time at the address of the Named Insured as shown in Item 1 of the Declarations)
forms a part of Policy No: **P006738003**
Issued to: All Fidelity Funds
by: Endurance Specialty Insurance Ltd

ENDORSEMENT, Continued

6. If any term, condition or limitation of this endorsement conflicts with any term, condition or limitation of this policy, then the term, condition or limitation of this endorsement shall govern.

Other Policy No.:	P001216006
Other Policy issued to:	FMR LLC
Policy Limit:	US$15,000,000

All other terms and conditions of this policy remain unchanged.

Authorized Representative

Date of Issuance October 31, 2008

NOTICE OF TERRORISM INSURANCE COVERAGE
UNDER THE TERRORISM RISK INSURANCE PROGRAM REAUTHORIZATION ACT OF 2007
AND NOTICE OF ADDITIONAL PREMIUM

On December 26, 2007 the President of the United States signed into law the Terrorism Risk Insurance Program Reauthorization Act of 2007 (the "Reauthorization Act") Under the Reauthorization Act, **"insured loss"** resulting from an **"act of terrorism"** will be covered if you pay the additional premium for such coverage within 30 days from the date of this notice Each of these **bolded terms** is defined by the Reauthorization Act and those definitions control our grant of coverage under your policy

Scope of Coverage

Only **"insured loss"** as defined by the Reauthorization Act will be covered under your policy Coverage under your policy for losses that do not fall within this definition of **"insured loss"** is not affected by the Reauthorization Act or by this Notice Under the Reauthorization Act, if total **"insured losses"** of all property and casualty insurers reach $100 billion during any applicable period, we will not be liable under our policies for our portion of such losses that exceed such amount The amounts we pay to you under your policy may be reduced as a result Because of this, we may reserve our rights when we make payments to you for **"insured losses"** and we may require an undertaking from you to return to us any overpayment

The Reauthorization Act and this Notice only affect the terrorism coverage in your policy All other terms and conditions of your policy, including applicable limits and deductibles, are not affected and still apply to your coverage under the policy

Federal Government Share of Compensation

UNDER THE REAUTHORIZATION ACT, A PROGRAM TRIGGER HAS BEEN CREATED WHICH, FOR ANY CERTIFIED ACT OF TERRORISM AS DEFINED IN SECTION 102(1) OF THE REAUTHORIZATION ACT, PROHIBITS PAYMENT OF FEDERAL COMPENSATION UNLESS THE AGGREGATE INDUSTRY INSURED LOSSES RESULTING FROM THAT ACT OF TERRORISM EXCEEDS $100 MILLION IN ADDITION, AN INSURANCE MARKETPLACE AGGREGATE RETENTION AMOUNT HAS BEEN ESTABLISHED FOR THE ADDITIONAL PROGRAM YEARS WHICH IS THE LESSER OF $27 5 BILLION AND THE AGGREGATE AMOUNT, FOR ALL INSURERS, OF INSURED LOSSES DURING EACH PROGRAM YEAR SUBJECT TO THE PROGRAM TRIGGER AND INSURANCE MARKETPLACE AGGREGATE RETENTION AMOUNT, THE FEDERAL SHARE IS 85% OF THAT PORTION OF THE AMOUNT OF INSURED LOSSES THAT EXCEEDS THE APPLICABLE INSURER DEDUCTIBLE THE UNITED STATES GOVERNMENT WILL REIMBURSE US FOR THESE PERCENTAGE AMOUNTS OF OUR INSURED LOSSES IN EXCESS OF APPLICABLE DEDUCTIBLES UNTIL TOTAL INSURED LOSSES OF ALL PARTICIPATING INSURERS REACH $100 BILLION OUR DEDUCTIBLE IS ESTABLISHED BY THE REAUTHORIZATION ACT AS THE VALUE OF OUR DIRECT EARNED PREMIUMS FOR COMMERICIAL PROPERTY AND CASUALTY INSURANCE FOR THE IMMEDIATELY PRECEDING CALENDAR YEAR MULTIPLIED BY 20%

Additional Premium

The terrorism coverage we are providing pursuant to the Reauthorization Act requires a premium on your policy The amount of the premium is US$ Included

Please remit the total policy premium payment in accordance with the payment instructions for this Policy If total premium is not received in accordance with the payment instructions for this Policy, this offer of new terrorism coverage will be considered rejected

Any coverage afforded under this Notice will expire on the earlier of the (i) expiration date or earlier termination date of the policy, or (ii) December 31, 2014

☒ Premiums received and new terrorism coverage is elected

☐ Premiums for TRIA not received and new terrorism coverage is rejected

Chubb Group of Insurance Companies

15 Mountain View Road, Warren, New Jersey 07059

DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E

NAME OF ASSURED:

Bond Number: 82047565

ALL FIDELITY FUNDS

C/O FMR Corp, 82 Devonshire Street, Mailstop V11D
Boston, MA 02109

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPAN

Capital Center, 251 North Illinois, Suite 11
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on July 1, 2008
to 12:01 a.m. on July 1, 2009

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $10,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY: $10,000,000

ITEM 4. DEDUCTIBLE AMOUNT: As per Primary Carrier

ITEM 5. PRIMARY BOND:

Insurer:	American International Specialty Lines Insurance Company
Form and Bond No.:	00-641-20-54
Limit:	$15,000,000 Single Loss / $15,000,000 Aggregate
Deductible:	$400,000 Single Loss/ $400,000 Aggregate
Bond Period:	July 1, 2008 to July 1, 2009

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BONE DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: $40,000,000 Single Loss/ $40,000,000 Aggregate

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 - 2

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subjec to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a. The coverage exceptions in ITEM 6. of the DECLARATIONS; and
b. The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A. If after the inception date of this bond the **Primary Bond** is changed or modified written notice of any such change or modification shall be given to the COMPAN as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B. The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
The ASSURED must promptly notify the COMPANY of any change in any fact o circumstance which materially affects the risk assumed by the COMPANY unde this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision o this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C. The ASSURED shall notify the COMPANY at the earliest practical moment, not exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond

or any of the **Underlying Bonds.** Concurrent with such notice, and as requeste thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:
   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced fo any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any o the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.
   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:
      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
      (2) any one act or series of related acts on the part of any person resu in damage to or destruction or misplacement of property, or
      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
      (4) any one event not specified above, in c.(1), c.(2) or c.(3).
   d. **Underlying Bonds** means the **Primary Bond** and all other insurance

coverage referred to in ITEM 7. of the DECLARATIONS.

Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS Each payment made under the terms of this bond shall reduce the unpaid portio of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless when discovered and whether or not previously reported to the COMPAN and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the even that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BON PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this b or

b. an actual or potential claim in which it is alleged that the ASSURED is lia to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible**

Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery 4. In the event of a payment under this bond, the COMPANY shall be subrogated t all of the ASSURED'S rights of recovery against any person or entity to the exte of such payments. On request, the ASSURED shall deliver to the COMPANY ar assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured 5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath, and
b. produce for the COMPANY'S examination all pertinent records, and
c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination 6. This bond terminates as an entirety on the earliest occurrence of any of the following:

a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or
b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or
c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or
d. immediately on the dissolution of the ASSURED, or

e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

f. immediately on expiration of the BOND PERIOD, or

g. immediately on cancellation, termination or recision of the **Primary Bond**.

Conformity 7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Conditions And Limitations

(continued)

Change Or Modification Of This Bond 8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

POLICYHOLDER DISCLOSURE NOTICE OF TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-**.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance

coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Effective date of
this endorsement: July 1, 2008

FEDERAL INSURANCE COMPANY
Endorsement No.: 1
To be attached to and form a part of Bond
Number: 82047565

Issued to: ALL FIDELITY FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 24, 2008

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No.: 2

Bond Number: 82047565

NAME OF ASSURED: ALL FIDELITY FUNDS

SHARED AGGREGATE LIMITS ENDORSEMENT

It is agreed that in addition to this Bond, the COMPANY has issued to the ASSURED all Policies and Bonds listed below. It is expressly acknowledged by the ASSURED that the premium for this Bond and all Policies and Bonds listed below has been negotiated with the understanding that this Bond and all Policies and Bonds listed below combine and share a single aggregate limit of liability. Therefore, in consideration of the premium charged:

1. The COMPANY and the ASSURED agreed that the COMPANY's maximum aggregate limit of liability for all **Loss** under this Bond, and for all payments of **Loss** under all Policies and Bonds listed below, in the aggregate, shall not exceed $10,000,000.
2. It is agreed that the COMPANY shall have no obligation under this Bond to make any payment of **Loss** to the extent that the amount of such **Loss**, when added to the amount of any **Loss** paid under this Bond and any **Loss** paid under any Policies and Bonds listed below, would exceed $10,000,000. Any payment of **Loss** under any Policies and Bonds listed below shall reduce the Limits of Liability available under this Bond for the payment of any **Loss** during the BOND PERIOD.
3. If the COMPANY shall have paid **Loss** under this Bond and **Loss** under any Policies and Bonds listed below in an aggregate amount equaling $10,000,000, any and all obligations of the COMPANY under this Bond and the Policies and Bonds listed below shall be completely fulfilled and extinguished, and the COMPANY shall have no further obligations of any kind or nature under this Bond and the Policies and Bonds listed below.
4. If a **Loss** is covered by this Bond and one or more of the Policies and Bonds listed below, and if more than one deductible amount applies to such **Loss,** the largest applicable deductible amount shall be the deductible amount applicable to such **Loss.**

Policy/Bond Type	Policy/Bond Number
Excess ICAP PL	70427152

For the purposes of this Endorsement, **Loss** shall include **Single Loss** as defined in this Bond and any Bond or Policy listed above and **Loss** as defined in any Policy listed above.

THIS ENDORSEMENT DOES NOT INCREASE THE LIMITS OF LIABILITY, AS SET FORTH IN THE DECLARATIONS.

Name and Address of Assured:
ALL FIDELITY FUNDS

C/O FMR Corp, 82 Devonshire Street, Mailstop V11D

Excess Bond
Form 17-02-5154 (Ed. 2-04)

Boston, MA 02109

Signature of Assured's Representative

Position/Title

Date

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 24, 2008

DELIVERY INVOICE

The St Paul

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY

INSURED
ALL FIDELITY FUNDS
82 DEVONSHIRE STREET
BOSTON MA 02109

Policy Inception/Effective Date: 07/01/08
Agency Number: 3126745
AON RISK SERVICES
Transaction Type:
Renewal - 490PB1613
Transaction number:
Processing date: 10/08/2008
Policy Number: 490PB1953

AGENT
AON RISK SERVICES
199 WATER STREET - 9TH FLOOR
NEW YORK, NY 10038

Policy Number	Description	Amount	Surtax/ Surcharge
490PB1953	FI - ICBB		

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ST PAUL TRAVELERS X - ST. PAUL FIRE AND MARINE INSURANCE COMPANY
ST. PAUL MERCURY INSURANCE COMPANY
ST PAUL GUARDIAN INSURANCE COMPANY
A Capital Stock Company

EXCESS FOLLOW FORM
ST. PAUL TRAVELERS FORM

DECLARATIONS: Excess Follow Form Number: 490PB1953

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1. Named Insured:
ALL FIDELITY FUNDS
C/O FMR CORPORATION
82 DEVONSHIRE STREET
BOSTON, MA 02109

(herein called Insured).

Item 2. Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on July 1, 2008 and expire at 12:01 A.M. on July 1, 2009 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $15,000,000

Item 4 Aggregate Limit of Liability: $15,000,000

Item 5. Schedule of Underlying Insurance:

(A) 1. Underlying Insurer: American International Specialty Lines Insurance Company
2. Bond or Policy Number: 641-20-54
3. Bond or Policy Period: From: July 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000
5. Single Loss Deductible: $400,000

(B) 1. Underlying Insurer: ACE American Insurance Company
2. Bond or Policy Number: DOX G21661612 003
3. Bond or Policy Period: From: July 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(C) 1. Underlying Insurer: Lloyd's of London
2. Bond or Policy Number: FD0804541
3. Bond or Policy Period: From: July 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

(D) 1. Underlying Insurer: Endurance Specialty Insurance Ltd.
2. Bond or Policy Number: P006738003
3. Bond or Policy Period: From: July 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $15,000,000
Aggregate Limit of Liability $15,000,000

(E) 1. Underlying Insurer: Federal Insurance Company
2. Bond or Policy Number: 8204-75-65
3. Bond or Policy Period: From: July 1, 2008 To: July 1, 2009
4. Limit of Liability:
Single Loss Limit of Liability $10,000,000
Aggregate Limit of Liability $10,000,000

Item 6. Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: American International Specialty Lines Insurance Company
Bond or Policy Number: 641-20-54
Effective Date: July 1, 2008

Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490PB1613 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

XS100 Ed. 5/2005,
MEL0846 Ed. 03-03

Secretary President

Executed this 28th day of July, 2008

Countersigned

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item 4. of the Declarations shall not be cumulative regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force, the number of renewals of this Excess Follow Form by the Underwriter, any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter, the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

ENDORSEMENT OR RIDER NO.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY
490PB1953		07/01/2008

* ISSUED TO

All Fidelity Funds

COMBINED AGGREGATE LIMIT OF LIABILITY FOR ALL LOSS – SCHEDULED POLICIES
(For Use with XP001)
MEL0846 Ed. 03-03

In consideration of the premium charged, it is understood and agreed that, notwithstanding anything to the contrary in this Policy or any of the Scheduled Policies set forth below, the Insurer's maximum aggregate liability for the combined total of all loss on account of all claims covered under such Scheduled Policies that are first made against the Insureds during the Policy Period, including any discovery period or extended reporting period, if exercised, whether covered under one or more Scheduled Policies, shall be the Combined Aggregate Limit of Liability set forth below.

The Combined Aggregate Limit of Liability shall be reduced and may be exhausted by payment of loss under any of the Scheduled Policies. Defense costs, or defense expenses, as such term or similar term may be defined in the Primary Policy, shall be part of, and not in addition to, the Combined Aggregate Limit of Liability set forth below, and such defense costs, or defense expenses, shall reduce and may exhaust such Combined Aggregate Total Limit of Liability.

If loss arising from a single claim is covered under more than one Scheduled Policy, the applicable Limit of Liability under such Scheduled Policies shall apply separately to each part of such loss, subject to the Combined Aggregate Limit of Liability.

The Insurer's obligations for all claims first made against the Insureds during the same Policy Period under each Scheduled Policy shall cease once the applicable Limit of Liability under such Scheduled Policy or the Combined Aggregate Limit of Liability set forth below has been exhausted by payment of loss.

The Limit of Liability for any discovery period or extended reporting period, if exercised, shall be part of, and not in addition to, the applicable Scheduled Policy's Limit of Liability and the Combined Aggregate Limit of Liability for the Policy Period. The purchase of any discovery period or extended reporting period shall not increase or reinstate the applicable Scheduled Policy's Limit of Liability or the Combined Aggregate Limit of Liability for the Policy Period.

Combined Aggregate Limit of Liability $15,000,000

Scheduled Policies:

490PB1953

590CM3378 – (or any renewal or replacement of any such policy or which succeeds such policy in time)

ACCEPTED BY:
TITLE:
DATE:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By ______________________
Authorized Representative

CNA	DECLARATIONS EXCESS INSURANCE POLICY

NOTICE

THIS IS A CLAIMS–MADE POLICY AND, SUBJECT TO ITS PROVISIONS, APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. NO COVERAGE EXISTS FOR CLAIMS FIRST MADE AFTER THE END OF THE POLICY PERIOD UNLESS, AND TO THE EXTENT, THE EXTENDED REPORTING PERIOD APPLIES. PLEASE REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

Terms in bold face type have the special meaning. See the definitions sections of this Policy.

NAMED ENTITY AND ADDRESS		PRODUCER
Item 1. Attn:	All Fidelity Funds 82 Devonshire Street Mail Zone V6D Boston, MA 02109	Aon Risk Services Northeast Inc. Paul Figliozzi 199 Water Street New York, NY 10038
CUSTOMER NUMBER		INSURER
40420		Continental Insurance Company 333 S. Wabash Ave. Chicago, IL 60604
POLICY NUMBER		
287042220		

Item 2. **Policy Period**: 7/1/2008 to 7/1/2009
12:01 a.m. local time at the address stated in Item 1.

Item 3. Limit of Liability:

$10,000,000 maximum aggregate Limit of Liability under the Policy.

Item 4. Schedule of **Underlying Insurance:**

a. **Primary Policy**

Underlying Insurer	Policy No	Limits	Ded/Ret Amount
American International Specialty Lines Insurance Company	629-45-71	$15,000,000	$250,000

b. **Underlying Excess Policies:**

SEE UNDERLYING EXCESS POLICY SCHEDULE BELOW

Item 5. Policy Premium

Item 6. Notices to Insurer:

Claims:
CNA Global Specialty Lines
40 Wall Street
New York, NY 10005
Attn: GSL Claims Intake Coordinator

All other notices:
CNA Global Specialty Lines

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

Item 7. Endorsements forming a part of this Policy at issuance:

GSL2035XX Ed. 08/04 Tie In Limits Endorsement

These Declarations, along with the completed and signed **Application**, the Policy, and any written endorsements attached shall constitute the contract between the **Insureds** and the Insurer.

Authorized Representative : Daniel S. Foster

Date: October 9, 2008

CNA

DECLARATIONS
EXCESS INSURANCE POLICY

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of
N/A			

CNA

EXCESS INSURANCE POLICY

NOTICE: THIS IS A CLAIMS–MADE POLICY AND, SUBJECT TO ITS PROVISIONS, APPLIES ONLY TO ANY CLAIM FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. NO COVERAGE EXISTS FOR CLAIMS FIRST MADE AFTER THE END OF THE POLICY PERIOD UNLESS, AND TO THE EXTENT, THE EXTENDED REPORTING PERIOD APPLIES. PLEASE REVIEW THE POLICY CAREFULLY AND DISCUSS THE COVERAGE WITH YOUR INSURANCE AGENT OR BROKER.

The Insurer and the **Insureds** agree as follows, in consideration of the payment of the premium and in reliance upon the **Application**:

I. INSURING AGREEMENT

The Insurer shall provide the **Insureds** with excess coverage over the **Underlying Limits** during the **Policy Period**. Coverage hereunder shall attach only after the insurers of the **Underlying Insurance** shall have paid in legal currency the full amount of the **Underlying Limits** and the **Insureds** shall have paid any applicable retentions or deductibles thereunder. Coverage under this Policy shall then apply in conformance with the provisions of the **Primary Policy**, or any more restrictive provisions of the **Underlying Excess Policies**, except for the premium, Limit of Liability, and any other provision specifically set forth in this Policy. In no event shall this Policy provide broader coverage than is provided by the most restrictive terms of any **Underlying Insurance**.

II. POLICY DEFINITIONS

1. **Application** means any documents, information or material submitted to any underlying insurer or the Insurer, or deemed included within the definition of **Application** in accordance with any **Underlying Insurance** Policy's definition of **Application**.

2. **Claim** shall have the same meaning in this Policy as that set forth in the **Primary Policy** or any more restrictive provisions of the **Underlying Excess Policies.**

3. **Insureds** means those natural persons or entities covered under the **Primary Policy** or any more restrictive provision of the **Underlying Excess Policies**.

4. **Named Entity** means the entity named in Item 1 of the Declarations.

5. **Policy Period** means the period from the effective date to the expiration date of this Policy, as set forth in Item 2 of the Declarations, or its earlier cancellation date or termination date, if any. If the Extended Reporting Period is purchased, then such period shall be part of and not in addition to the **Policy Period**.

6. **Primary Policy** means the policy scheduled in Item 4a of the Declarations.

7. **Underlying Excess Policies** means all policies scheduled in Item 4b of the Declarations.

8. **Underlying Insurance** means all policies scheduled in Item 4 of the Declarations.

9. **Underlying Limits** means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 4 of the Declarations, for all **Underlying Insurance**.

CNA

III. EXTENDED REPORTING PERIOD

1. If the **Named Entity** has, and exercises, the right to purchase a discovery period under every and all of the **Underlying Insurance** policies, the **Named Entity** shall also have the right to purchase, upon payment of an additional premium, an extension of this Policy in conformance with the terms, conditions and limitations of the discovery period purchased under the **Primary Policy** except as set forth in paragraph 2 below. This period shall be referred to herein as the Extended Reporting Period, which shall in no event be longer than the shortest discovery period elected under all of the **Underlying Insurance**.

2. The Limits of Liability for all **Claims** reported during the Extended Reporting Period shall be part of and not in addition to the Limits of Liability for the **Policy Period** as set forth in the Declarations and Section IV, Limit of Liability of this Policy.

IV. LIMIT OF LIABILITY

1. The amount set forth in Item 3 of the Declarations shall be the maximum aggregate limit of liability of the Insurer for all loss under this Policy, regardless of the number of **Claims** made against the **Insureds** or the time of payment.

2. If this Policy affords coverage for a **Claim** against natural person **Insureds** serving in an "outside position", as such term, or its equivalent, is used under the most restrictive **Underlying Insurance**, then payment by the Insurer or any affiliate of the Insurer under another policy as a result of such **Claim** shall reduce, by the amount of such payment, the Insurer's Limit of Liability under this Policy with respect to such **Claim**.

3. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer's obligations under this Policy shall be deemed completely fulfilled and extinguished.

V. MAINTENANCE OF THE TERMS AND CONDITIONS OF UNDERLYING INSURANCE

1. The **Underlying Insurance** shall be maintained during the **Policy Period** (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy, subject to any reduction of the aggregate limits of liability available under the **Underlying Insurance** solely by reason of payment in legal currency of losses covered thereunder. Except as provided in Section VII below, failure to comply with the foregoing shall not invalidate this Policy but the Insurer shall not be liable to a greater extent than if this condition had been complied with. To the extent that any **Underlying Insurance** is not maintained during the **Policy Period** (including any applicable Extended Reporting Period) on the same terms and conditions in effect upon the inception date of this Policy:
   a. the **Insureds** shall be deemed to be self-insured for any loss not covered under the **Underlying Insurance** due to such failure, and
   b. the **Underlying Limits** shall not be deemed to be depleted due to any loss payments covered under the **Underlying Insurance** on account of such changes in terms and conditions of such **Underlying Insurance**.

2. The **Named Entity** shall notify the Insurer in writing as soon as practicable before the effective date of any change in the terms and conditions of any **Underlying Insurance**. This Policy shall become subject to such changes only if and to the extent the Insurer agrees thereto by written endorsement to this Policy prior to the effective date of such changes, and only if the **Insureds** pay any additional premium required by the Insurer.

CNA

VI. EXHAUSTION OF UNDERLYING LIMITS

1. In the event of the exhaustion of the **Underlying Limits** solely as the result of actual payment in legal currency of losses covered under the **Underlying Insurance** by the applicable insurers, this Policy subject to the Insurer's Limit of Liability and to the other terms of this Policy, shall continue for subsequent losses as primary insurance and any retention specified in the **Primary Policy** shall be imposed under this Policy as provided in the **Primary Policy**.

2. Nothwithstanding paragraph 3 below, if any loss covered under any **Underlying Insurance** is subject to a sub-limit, then this Policy provides no coverage excess of such **Underlying Insurance** sub-limits. However, the **Underlying Limits** shall be deemed depleted by payment of any such sub-limits.

3. This Policy only provides coverage excess of the **Underlying Limits**. This Policy does not provide coverage for any loss not covered by any **Underlying Insurance** except and to the extent that such loss is not paid under the **Underlying Insurance** solely by reason of the depletion or exhaustion of the available **Underlying Insurance** through payment in legal currency of loss covered thereunder. This Policy shall not drop down for any reason other than exhaustion of the **Underlying Limits,** including, but not limited to, uncollectibility (in whole or in part) of any **Underlying Insurance** or any **Underlying Insurance** containing terms and conditions different than the **Primary Policy**. The risk of uncollectibility of such **Underlying Insurance** (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the **Insureds** and is not in any way or under any circumstances insured or assumed by the Insurer.

4. In the event the insurer issuing any of the **Underlying Insurance** fails to pay loss in connection with any **Claim** covered under the **Underlying Insurance** as a result of the insolvency, bankruptcy, or liquidation of such insurer, then the **Insureds** shall be deemed to be self–insured for the amount of the limit of liability of the **Underlying Insurance** issued by such insurer which is not paid as a result of such insolvency, bankruptcy or liquidation.

VII. TERMINATION OF UNDERLYING INSURANCE

1. This Policy shall terminate immediately and automatically upon the termination of any **Underlying Insurance**, whether such **Underlying Insurance** termination is automatic or pursuant to cancellation by the **Insureds** or the insurer of any of the **Underlying Insurance**. Notice of termination, cancellation or non–renewal of any of the **Underlying Insurance** duly given by any insurer of any of the **Underlying Insurance** shall serve as notice of termination, cancellation or non–renewal of this Policy by the Insurer.

2. To the extent that any **Underlying Insurance** is rescinded in whole or in part, this Policy shall be deemed similarly rescinded.

VIII. NOTICES TO THE INSURER

1. The **Insureds** shall, as a condition precedent to their rights under this Policy and notwithstanding provisions in the **Primary Policy** to the contrary, give the Insurer written notice of any **Claim** in the same manner required by the terms and conditions of the **Primary Policy**.

2. Written notice to the Insurer shall be given to the address specified in Item 6 of the Declarations, which notice shall be effective upon receipt.

CNA

3. The **Insureds** shall furnish the Insurer with copies of reports, investigations, pleadings, related papers, and such other information, assistance and cooperation as the Insurer may reasonably request.

4. It is a condition precedent to coverage under this Policy that notice to the Insurer shall be provided as soon as practicable and no later than the provision of any notice under any **Underlying Insurance**.

IX. CLAIM PARTICIPATION

1. The **Insureds** shall not incur or consent to defense costs, admit or assume liability, stipulate or consent to any judgment, agree to any settlement or make any settlement offer with respect to a **Claim** which reasonably may attach to and be covered under this Policy without the Insurer's prior written consent, such consent not to be unreasonably withheld. The Insurer shall not be liable for any loss incurred by an **Insured** to the extent the loss results from such **Insured** incurring or consenting to defense costs, admitting or assuming liability, stipulating or consenting to any judgment, agreeing to any settlement or making any settlement offer without the Insurer's prior written consent.

2. The **Insureds** agree that they shall not knowingly take any action that increases the Insurer's exposure under this Policy.

3. The Insurer has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any **Claim** reasonably likely to attach to and be covered under this Policy or any **Underlying Insurance**, even if the **Underlying Limits** have not been exhausted.

X. SUBROGATION AND RECOVERIES

1. As this Policy provides only excess coverage, the **Insureds**' and the Insurer's right of recovery against any natural person or organization may not be exclusively subrogated, however, in the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any natural person or organization, and the **Insureds** shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

2. Any amounts recovered after payment of loss hereunder shall be apportioned so that any interests, including those of the **Insureds,** that have paid an amount over and above any payment hereunder shall first be reimbursed first up to the amount paid by them. The Insurer shall then be reimbursed out of any remaining balance, up to the amount paid hereunder. The interests, including those of the **Insureds,** of which this coverage is in excess shall then be reimbursed for the amount of the residue, if any. Expenses necessary to the recovery of any such amounts shall be apportioned between the interests concerned, including those of the **Insureds**, in the ratio of their respective recoveries as finally settled.

XI. CHANGES

Notice to or knowledge possessed by any agent or other person acting on behalf of the Insurer shall not effect a waiver or a change in any part of this Policy or stop the Insurer from asserting any right under the provisions of this Policy, nor shall the provisions be waived or changed except by written endorsement issued to form a part of this Policy.

CNA

XII. COMPANY AUTHORIZATION

The **Insureds** agree that the **Named Entity** will act on behalf of the **Insureds** with respect to giving all notices to the Insurer, receipt of notices from the Insurer, payment of premiums, receipt of any return premiums that may become due under this Policy, and the agreement to and acceptance of endorsements.

XIII. NO ACTION AGAINST INSURER

1. No action shall be taken against the Insurer unless, as a condition precedent, there shall have been full compliance with all the provisions of this Policy, nor until the amount of the **Insureds** obligation to pay shall have been finally determined either by final and non-appealable judgment against the **Insureds** after trial, or by written agreement of the **Insureds**, the claimant and the Insurer.

2. No person or organization shall have the right under this Policy to join the Insurer as a party to any **Claim** against the **Insureds** to determine the **Insureds'** liability, nor shall the Insurer be impleaded by the **Insureds** or their legal representatives in any such **Claim.**

XIV. ASSIGNMENT OF INTEREST

Assignment of interest under this Policy shall not bind the Insurer unless its consent is endorsed to this Policy.

XV. TERRITORY

Coverage shall apply worldwide.

XVI. HEADINGS

The section headings in this Policy are for expediency only and do not form a part of the terms and conditions of the Policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations.

Chairman Secretary

[signature] [signature]

•

CNA

Tie In Limits Endorsement

In consideration of the premium paid for this Policy, it is hereby agreed that the aggregate Limit of Liability of this Policy shall be reduced by any amount paid by the Insurer or by any affiliate of the Insurer under Policy Number(s) 287042198 with the **Policy Period(s)** of 7/1/2008 – 7/1/2009 issued to or for the benefit of Continental Casualty Company or any affiliate thereof. In the event that such Limit of Liability stated in the Declarations is exhausted by payment of **Loss** under this Policy or Policy No. 287042198, any and all obligations of the Insurer under both Policies shall be deemed to be completely fulfilled and extinguished.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ______________________________

(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

AXIS

SECUREXCESS DECLARATIONS

SUBJECT TO THE PROVISIONS OF THE UNDERLYING INSURANCE, THIS POLICY MAY ONLY APPLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENT AMOUNTS SHALL BE REDUCED AND MAY BE TOTALLY EXHAUSTED BY PAYMENT OF DEFENSE COSTS. PLEASE READ THIS POLICY CAREFULLY.

COMPANY: Axis Insurance Company	**POLICY NUMBER:** MNN 727586/01/2008

Item 1. **Policyholder**: All Fidelity Funds 82 Devonshire Street Mail Zone V6D Boston, MA 02109	Item 2. **Policy Period**: a. Inception Date July 1, 2008 b. Expiration Date July 1, 2009 Both dates at 12:01 a.m. at the address listed in Item 1.
Item 3. Limits of Liability (inclusive of defense costs): a. Each **Claim** b. Maximum aggregate Limit of Liability for all **Claim(s)** during the **Policy Period** of all **Insurance Products**	 $ 10,000,000 $ 10,000,000
Item 4. **Underlying Insurance** and **Insurance Products**: See Endorsement No. 1	
Item 5. Endorsements Attached at Inception: SE1000, MU1013, MU1013, SE0427, MU7042 & MU7044	
Item 6. Notices to **Insurer**: Notice of **Claim(s)** To Be Sent To: Axis Financial Insurance Solutions Claims Address: Connell Corporate Park 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357	All Other Notices To Be Sent To: Axis Financial Insurance Solutions Address: Connell Corporate Park 300 Connell Drive P.O. Box 357 Berkeley Heights, NJ 07922-0357
Item 7. Pending or Prior Claim Date: N/A	Item 8. Terrorism Coverage Premium: $ No Separate Additional Premium

The **Insurer** has caused this Policy to be signed and attested by its authorized officers, but it shall not be valid unless also signed by another duly authorized representative of the **Insurer**.

Authorized Representative

October 17, 2008
Date

Gregory W. Springer
President

Andrew Weissert
Secretary

SECUREXCESS POLICY

In consideration of the payment of the premium, and in reliance on all statements made in the application(s) for this Policy and the **Underlying Insurance** and all information provided to the **Insurer** and any or all of the **Underlying Insurers**, and subject to the provisions of this Policy, the **Insurer** and the **Policyholder**, on its own behalf and on behalf of all **Insureds**, agree as follows.

I. INSURING AGREEMENT

With respect to each **Insurance Product**, the **Insurer** shall provide the **Insureds** with insurance during the **Policy Period** excess of all applicable **Underlying Insurance**. Except as specifically set forth in the provisions of this Policy, the insurance afforded hereunder shall apply in conformance with the provisions of the applicable **Primary Policy** and, to the extent coverage is further limited or restricted thereby, to any other applicable **Underlying Insurance.** In no event shall this Policy grant broader coverage than would be provided by the most restrictive policy constituting part of the applicable **Underlying Insurance**.

The insurance afforded under this Policy shall apply only after all applicable **Underlying Insurance** with respect to an **Insurance Product** has been exhausted by actual payment under such **Underlying Insurance**, and shall only pay excess of any retention or deductible amounts provided in the **Primary Policy** and other exhausted **Underlying Insurance**.

II. DEFINITIONS

A. **Claim(s)** means the event(s) which take place during the **Policy Period** and which trigger(s) coverage under the insuring agreement(s) of the **Underlying Insurance**.

B. **Insurance Product** means each separate type of insurance identified as an **"Insurance Product"** in Endorsement No. 1 to this Policy.

C. **Insured(s)** means any person(s) or entity(ies) that may be entitled to coverage under the **Primary Policy** at its inception.

D. **Insurer** means the company identified as **"Insurer"** in the Declarations.

E. **Policy Period** means the period from the inception date to the expiration date of this Policy stated in Item 2. in the Declarations, or its earlier cancellation or termination date, if any.

F. **Policyholder** means the person(s) or entity(ies) identified in Item 1. in the Declarations.

G. **Primary Policy** means the specific policy identified as the **"Primary Policy"** under the applicable **Insurance Product** listed in Endorsement No. 1 to this Policy.

H. **Sublimit** means any **Underlying Limits** which:

1. applies only to a particular grant of coverage under such **Underlying Insurance**, and
2. reduces and is part of the otherwise applicable limits of liability of such **Underlying Insurance** set forth in Item 4 of the Declarations.

I. **Underlying Insurance** means each insurance policy which constitutes all or part of an **Insurance Product**, as scheduled in Endorsement No. 1 to this Policy.

J. **Underlying Insurers** means any or all of the companies who issued the policies of **Underlying Insurance**.

K. **Underlying Limits** means, with respect to each **Insurance Product**, an amount equal to the aggregate of all limits of liability for each **Insurance Product** stated in Endorsement No. 1 to this Policy, plus the

uninsured retention or deductible, if any, applicable to the **Primary Policy** under such **Insurance Product**.

III. CONDITIONS OF COVERAGE

A. For purposes of determining when insurance under this Policy shall attach and the limitations under which such insurance shall apply:

1. All of the **Underlying Insurance** in effect as of the inception date of the **Policy Period** shall be maintained in full effect with solvent insurers throughout the **Policy Period** except for any reduction or exhaustion of the **Underlying Limits** as provided in Section IV. below; and

2. All **Insureds** shall comply fully with all of the provisions of this Policy.

B. As a condition precedent to coverage under this Policy, the **Insured** shall give to the **Insurer** as soon as practicable, but in no event later than thirty (30) days thereafter, written notice and the full particulars of i) the exhaustion of the aggregate limit of liability of any **Underlying Insurance**, ii) any **Underlying Insurance** not being maintained in full effect during the **Policy Period**, or iii) an **Underlying Insurer** becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

C. If during the **Policy Period** the provisions of the **Primary Policy** are changed in any manner, as a condition precedent to coverage under this Policy, the **Insured** shall give written notice to the **Insurer** of the full particulars of such change as soon as practicable but in no event later than thirty (30) days following the effective date of such change. No amendment to any **Primary Policy** or **Underlying Insurance** during the **Policy Period** shall be effective in broadening or extending the coverage afforded by this Policy or extending or increasing the limits of liability afforded by this Policy unless the Insurer so agrees in writing. The Insurer may, in its sole discretion, condition its agreement to follow any changes to the **Primary Policy** or the **Underlying Insurance** on the **Insured** paying any additional premium required by the **Insurer** for such change.

As soon as practicable, but in no event later than thirty (30) days thereafter, the **Policyholder** must give the **Insurer** written notice of any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IV. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

A. If the **Underlying Limits** are partially reduced solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as excess insurance over the remaining **Underlying Limits**.

B. If the **Underlying Limits** are wholly exhausted solely due to actual payment under the **Underlying Insurance**, this Policy shall continue to apply as primary insurance with respect to the applicable **Insurance Product(s)** and the retention or deductible, if any, applicable under the **Primary Policy(ies)** shall apply under this Policy.

C If any **Underlying Limits** are subject to a **Sublimit** then coverage hereunder shall not apply to any **Claim** which is subject to such **Sublimit**, provided however, that the **Underlying Limit** shall be recognized hereunder as depleted to the extent of any payment of such **Claim** subject to such **Sublimit**.

V. LIMITS OF LIABILITY

A. The amount stated in Item 3.a. in the Declarations shall be the maximum limit of the **Insurer's** liability for each **Claim** under the applicable **Primary Policy**, and shall be the maximum amount payable by the **Insurer** under this Policy for a single **Claim**, which amount shall be part of, and not in addition to, the amount stated in Item 3.b. in the Declarations.

B. The amount stated in Item 3.b. in the Declarations shall be the maximum aggregate amount payable by the **Insurer** under this Policy with respect to all **Claims** during the **Policy Period** for all **Insurance Products**.

C. This Policy does not provide coverage for any **Claim** not covered by the **Underlying Insurance**, and shall drop down only to the extent that payment is not made under the **Underlying Insurance** solely by reason of exhaustion of the **Underlying Insurance** through payments thereunder, and shall not drop down for any other reason. If any **Underlying Insurer** fails to make payments under such **Underlying Insurance** for any reason whatsoever, including without limitation the insolvency of such **Underlying Insurer**, then the **Insureds** shall be deemed to have retained any such amounts which are not so paid. If the **Underlying Insurance** is not so maintained, the **Insurer** shall not be liable under this Policy to a greater extent than it would have been had such **Underlying Insurance** been so maintained.

D. Payment by the **Insurer** of any amount, including but not limited to defense costs, shall reduce the limits of liability available under this Policy.

VI. SETTLEMENTS AND DEFENSE

A. No **Insured** under this Policy may, without the **Insurer's** prior written consent, which consent shall not be unreasonably withheld, admit liability for or settle any matter for which insurance may be sought under this Policy.

B. The **Insurer** may, at its sole discretion, elect to participate in the investigation, defense and/or settlement of any claim under this Policy, regardless of whether the applicable **Underlying Insurance** has been exhausted.

C. The **Insured**, and not the **Insurer**, has the duty to defend all **Claims** under this Policy.

VII. SUBROGATION

A. In the event of payment under this Policy, the **Insurer** shall be subrogated to all rights of recovery of each and all **Insureds** against any person or organization, and the **Insureds** shall do whatever is necessary to secure those rights to the satisfaction of the **Insurer**, including the execution of such documents necessary to enable the **Insurer** effectively to bring suit in the name of such **Insureds**.

B. Any amount recovered after payment under this Policy and any **Underlying Insurance** policies shall be apportioned among the Insurer and the **Underlying Insurers** net of the expense of such recovery in the reverse order of actual payment. The expenses attendant to such recovery shall be apportioned among those benefiting from the recovery in proportion to the amount of benefit to each party.

VIII. AUTHORIZATION

Except as stated in paragraph IX.A. below, the **Policyholder** shall be the sole agent of all **Insureds** with respect to all matters, including but not limited to giving and receiving notices and other communications, effecting or accepting any endorsements to or notices of cancellation of this Policy, the payment of premium and the receipt of any return premiums.

IX. NOTICE

A. With respect to any **Claim**, situation that could give rise to a **Claim**, or other matter as to which insurance may be sought under this Policy, the **Policyholder** or any **Insured** must give the **Insurer** written notice contemporaneously with and in the identical manner required by the applicable **Primary Policy**.

B. All notices under this Policy shall be sent to the **Insurer** at the address set forth in Item 6. in the Declarations.

X. MODIFICATION, CANCELLATION AND NONRENEWAL

A. No modification of this Policy shall be effective unless made by endorsement signed by an authorized representative of the **Insurer**.

B. The **Policyholder** may cancel this Policy at any time by written notice stating when thereafter such cancellation is to be effective.

C. The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The delivery or mailing of such notice shall be sufficient proof thereof and this Policy and the **Policy Period** shall terminate at the date and hour specified in the notice.

D. The **Insurer** shall refund the unearned premium, computed at the customary short rate, if the Policy is cancelled by the **Policyholder**.

E. The **Insurer** shall have no obligation to renew this Policy upon its expiration. If the **Insurer** decides not to renew this Policy, the **Insurer** shall provide written notice to the **Policyholder** by messenger, express delivery or first class mail at least sixty (60) days prior to the expiration of the Policy.

XI. EXCLUSIONS

The **Insurer** shall not be liable for any amount in any **Claim** taking place during the **Policy Period** and arising under any **Insurance Product**, which is based upon, arising out of, directly or indirectly resulting from, in consequence of or in any way involving:

A. Any demand, suit or other proceeding pending, or order, decree or judgment entered, against any **Insured** on or prior to the Pending or Prior Claim Date set forth in Item 7 of the Declarations or any wrongful act, fact, circumstance or situation underlying or alleged therein; or

B. Any other wrongful act, fact, circumstance or situation whenever occurring, which together with a wrongful act, fact, circumstance or situation described in (a) above are causally or logically interrelated by a common nexus.

Endorsement No. 1

Effective date of this endorsement: 12:01 a.m. on: July 1, 2008
To be attached to and form part of Policy Number: MNN 727586/01/2008
Issued to: All Fidelity Funds
By: Axis Insurance Company

SCHEDULE OF UNDERLYING INSURANCE AND INSURANCE PRODUCTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

The Schedule of **Underlying Insurance** and **Insurance Products** is as follows:

A. **Insurance Product:** **Investment Company Bond**

1. **Primary Policy**

Insurer	Policy Number	Limits	Policy Period
American International Specialty Lines Insurance Company	00-641-20-54	$15,000,000	07/01/08 - 07/01/09

2. Other Underlying Policies

Insurer	Policy Number	Limits	Policy Period
Ace American Insurance Co.	DOX G21661612 003	$15,000,000	07/01/08 - 07/01/09
London	FD0804541	$10,000,000	07/01/08 - 07/01/09
Endurance Specialty Insurance Company	P006738003	$15,000,000	07/01/08 - 07/01/09
Federal Insurance Company	8204-75-65	$10,000,000	07/01/08 – 07/01/09
St. Paul Fire and Marine Insurance Company	490PB1953	$15,000,000	07/01/08 – 07/01/09
Continental Casualty Company	287042220	$10,000,000	07/01/08 – 07/01/09
AXIS	MNN 727586/01/2008	$10,000,000	07/01/08 – 07/01/09

All other provisions remain unchanged.

Authorized Representative

October 17, 2008
Date

Endorsement No. 2

Effective date of this endorsement: 12:01 a.m. on July 1, 2008
To be attached to and form part of Policy Number: MNN 727586/01/2008
Issued to: All Fidelity Funds
By: Axis Insurance Company

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *Axis Insurance Company MNN 741646/01/2008* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$10,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$10,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

October 17, 2008
Date

Endorsement No. 3

Effective date of this endorsement: 12:01 a.m. on July 1, 2008
To be attached to and form part of Policy Number: MNN 727586/01/2008
Issued to: All Fidelity Funds
By: Axis Insurance Company

TIE IN LIMITS ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

In consideration of the premium charged, the **Insureds** and the Insurer hereby agree that this Policy has been issued in conjunction with *Axis Surplus Insurance Company ECN 637006* (the "Other Policy(ies)") with the intention that this Policy and all the Other Policy(ies) would share a single aggregate limit of liability. Accordingly, any payments by the Insurer under this Policy shall reduce, and possibly exhaust, the limit of liability available for the payment of claims under the Other Policy(ies).

Similarly, any payments by the Insurer or an affiliate thereof under the Other Policy(ies) shall reduce and possibly exhaust the limit of liability available for the payment of **Claims** under this Policy.

In all events, the Insurer's maximum limit of liability under this Policy is *$10,000,000*. Additionally, when the sum total of **Claims** paid under this Policy and claims under the Other Policy(ies), equals *$10,000,000*, then the Insurer's obligations under this Policy as well as all of the Other Policy(ies) shall be completed fulfilled and extinguished.

All other provisions remain unchanged.

Authorized Representative

October 17, 2008
Date

Endorsement No. 4

Effective date of this endorsement: 12:01 a.m. on July 1, 2008
To be attached to and form part of Policy Number: MNN 727586/01/2008
Issued to: All Fideltiy Funds
By: Axis Insurance Company

MASSACHUSETTS AMENDATORY ENDORSEMENT

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

1. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **B.** is amended by the addition of the following:

   Such notice of cancellation shall be delivered or mailed by first class mail, postage prepaid.

2. Section **X. MODIFICATION, CANCELLATION AND NONRENEWAL**, paragraph **C.** is deleted and replaced by the following:

   The **Insurer** may cancel this Policy only for nonpayment of premium, and only by delivering or mailing to the **Policyholder** written notice stating when, not less than ten (10) days thereafter, such cancellation shall become effective. The notice of cancellation shall be delivered to the **Policyholder**, or be left at its last address as shown on the **Insurer's** records or, if its records contain no such address, at its last address known to the **Insurer**, or be mailed to the address of the **Policyholder** by first class mail, postage prepaid. No written notice of cancellation shall be deemed effective when mailed by the **Insurer** unless the **Insurer** obtains a certificate of mailing receipt from the U.S. Postal Service showing the name and address of the **Policyholder** as stated in the Policy. The affidavit of any officer, agent or employee of the **Insurer**, duly authorized for that purpose, that such notice has been served shall be prima facie evidence that cancellation has been duly effected. If the Policy is made payable to a mortgagee or any person other than the **Policyholder**, notice must also be given to the mortgagee or other person in the manner provided above.

All other provisions remain unchanged.

Authorized Representative

October 17, 2008
Date

Endorsement No. 5

Effective date of this endorsement: 12:01 a.m. on July 1, 2008
To be attached to and form part of Policy Number: MNN 727586/01/2008
Issued to: All Fidelity Funds
By: Axis Insurance Company

POLICYHOLDER NOTICE – MASSACHUSETTS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

SECUREXCESS POLICY

IMPORTANT NOTICE TO ALL MASSACHUSETTS POLICYHOLDERS:

In the event of a complaint, please contact us at:

Axis U.S. Insurance
Legal Department
11680 Great Oaks Way
Suite 500
Alpharetta, Georgia 30022
Fax No.: 1 (678) 746-9317

If you have been unable to contact or obtain satisfaction from the Insurer, you may contact the Massachusetts Division of Insurance to obtain information or make a complaint at:

Commonwealth of Massachusetts
Division of Insurance
One South Station, 5th Floor
Boston, MA 02110-2208

Fireman's Fund Insurance Company of Wisconsin

(to be renamed AXIS Insurance Company)

Connell Corporate Park
Three Connell Drive
Berkeley Heights, NJ 07922

MU 7044 (Ed. 0905)

AXIS Financial Institutions

POLICY ISSUANCE NOTIFICATION

In order to prevent delay and to provide for the timely receipt of policies by the Insured, the Insured's broker or agent has requested AXIS to provide the Insureds with a copy of this excess policy prior to AXIS' receipt of all Underlying Insurance policies. Therefore, it is agreed by all parties that this policy is being issued subject to the following:

1. This policy is being issued in accordance and reliance on the Primary Insurance and/or Underlying Insurance issuing their respective policies in accordance with the binders of insurance which have been provided to AXIS.

2. If the Primary Insurance and/ or Underlying Insurance are not in conformance with their respective binders of insurance or they cancel or void their binders of insurance AXIS will have the right to alter, amend or void its Policy. Any such amendments shall be incorporated into and form part of the AXIS policy.